Form 51-102F3
Material Change Report

Item 1Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 1128 – 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2Date of Material Change

April 20, 2017

Item 3News Release

The news release was disseminated on April 20 2017 by way of the facilities of Marketwired.

Item 4Summary of Material Change

The Company announced a change in its Board of Directors.

Item 5Full Description of Material Change

Item 5.1Full Description of Material Change

The Company announced the appointment of Mr. Alan Arnstein to VANC’s Board of Directors.

“We are delighted to have Mr. Arnstein join our company and believe it is a vote of confidence on our long term strategic plan,” stated Mr. Bob Rai, CEO.  “I have known and worked with Alan for many years as he developed the Medicine Shoppe brand for the Katz Group of Companies.  Mr. Arnstein’s business relationships in the pharmacy will be an important asset as we build out VANC’s product offerings to the Canadian pharmacy industry,” concluded Mr. Rai.

Mr. Arnstein previously worked for the Katz Group Canada where he oversaw the development of the Medicine Shoppe from 28 stores to 175 stores (corporate and franchised) before the successful sale to McKesson Canada. Mr. Arnstein also was very involved in expanding the Rexall pharmacy brand across Canada including responsibility for acquiring and consolidating independent pharmacies under the Rexall banner.  Mr. Arnstein has played and continues to play an active role in real estate projects including the leasing of the Ice District next to Rogers Place in downtown Edmonton, an estimated $5.5B project.

“On behalf of the VANC board of directors, I want to say how pleased we are to have someone of Alan’s experience joining our board,” commented Mr. David Hall, Board Chair.  “Beginning this past year we have embarked on a new strategic program to bring innovative and value-added products and services to pharmacies in Canada.  Alan’s two decade executive experience with one of Canada’s most successful pharmacy chains and his historical relationships in our industry will be invaluable to our growth,” concluded Mr. Hall.

“I am delighted to be joining VANC at this early stage such that I might bring my years of experience and personal relationships to bear on the new strategic pathway of the company,” stated Mr. Arnstein.  “Pharmacists are hungry for new value added products and services that VANC is bringing to the market place and I am pleased to be part of this growing team”, concluded Mr. Arnstein.

Item 5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Eugene Beukman, Chief Financial Officer and Director

Business Telephone:604 687 2038
Facsimile:604 687 3141

Item 9Date of Report

April 20, 2017